EXHIBIT 99.7


FOR IMMEDIATE RELEASE                  CONTACT  Andrea J. Keller
May 22, 1998                                    Frederick Brewing Co.
                                                301-694-7899 ext. 120

                             Brewery Named to Top 20
    Food & Wine Magazine Names Frederick Brewing Co. Among Top U.S. Breweries


FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) announced today that it has been named to Food & Wine magazine's list of "America's 20 Best Breweries." The list, compiled from among 1,300 breweries across the country, appeared in the magazine's June 1998 issue.

Relying on the opinions of bartenders, "brewspaper" editors, beer writers and industry analysts, as well as his own palate, writer David Lynch included Frederick Brewing Co. in his top 20 picks. "A growing Maryland producer, Frederick makes a wide range of brews, including Hempen Ale(TM) [North America's first beer brewed with hemp seeds]."

"We're very excited to be on this prestigious list," said Frederick Brewing Co. President and COO Marjorie McGinnis. "As a young company, such recognition is essential to developing a loyal following and generating product interest, especially as we prepare to enter new markets."

Founded in 1992, Frederick Brewing Co. completed a successful initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, Frederick Brewing Co. merged with two other Maryland microbreweries, Wild Goose Brewery, Inc. of Cambridge, MD and Brimstone Brewing Company of Baltimore, MD, creating the largest craft brewery in the Mid-Atlantic region. Today, Frederick Brewing Co.'s award-winning beers are sold in 31 states and the District of Columbia.

Free public tours and tastings are held at Frederick Brewing Co.'s brewery every Saturday and Sunday at 1:30 p.m. Reservations are not required. Directions are available by calling the brewery at 888-258-7434, visiting the Frederick Brewing Co. website at http://www.fredbrew.com, or referring to the map on the bottom of a six-pack. Downloadable label artwork and brewery photographs are available at http://www.fredbrew.com/prphotos.

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